Dean Witter Spectrum Series
Monthly Report
October 1997

Dear Limited Partner:

The Net Asset Value per unit for each of the three Dean
Witter Spectrum Funds as of September 30, 1997 was as follows:

Funds               N.A.V.         % change for month
Spectrum Balanced   $13.39                -1.67%
Spectrum Strategic  $10.37                -6.26%
Spectrum Technical  $13.85                           0.32%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forwards markets, losses were recorded during October primarily from long S&P 500 Index futures positions in the stock portion of the balanced portfolio as U.S. equity prices experienced a sharp decline on October 27. These losses were mitigated as domestic stock prices rebounded higher on October 28. Smaller losses were recorded from long positions in Australian and European interest rate futures as prices in these markets reversed lower during early October after trending higher in late September.
These losses were partially offset by gains from long Japanese government bond futures positions as prices in this market moved higher. Additional gains were recorded from long positions in the bond portion of the balanced portfolio as U.S. interest rate futures prices finished the month higher despite experiencing choppy price movement throughout the month. Smaller gains recorded in currencies from short Singapore dollar positions, as its value declined sharply versus the U.S. dollar, and from long British pound positions, as its value strengthened late in the month, also helped to offset a portion of the Fund's overall losses.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, losses were experienced for the month primarily from long positions in base and precious metals futures as prices in these markets declined during October. Additional losses were recorded in currencies from short positions in the Japanese yen and Swiss franc as the value of these currencies moved higher versus the U.S. dollar late in the month. Smaller losses were recorded from long positions in cocoa and crude oil futures as prices in these markets moved lower following a previous upward move. A portion of these losses was offset by gains in agricultural futures from long positions in corn and soybean meal futures as prices in these markets increased. In financial futures, losses recorded in U.S. interest rate futures trading from short-term price volatility were offset by gains recorded in stock index futures primarily from short Hang Seng Index futures positions as equity prices in Hong Kong declined sharply late in the month.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forwards markets, small gains were recorded from currency trading as long British pound positions profited from an increase in value relative to the U.S. dollar late in the month. Additional currency gains were recorded from short positions in the Australian and Canadian dollars as the value of these currencies declined relative to the U.S. dollar. In financial futures trading, profits were recorded from long positions in Japanese and U.S. government bond futures as prices in these markets finished the month higher. A majority of these gains were offset by losses from long positions in most European interest rate futures as prices in these markets reversed lower early in the month after showing signs of trending higher during late September. In other markets, gains were recorded in soft commodities and agricultural futures trading as long positions in corn and sugar futures profited from an upward price move. A portion of the Fund's overall gains for the month was offset by losses experienced from significant short-term price volatility in global stock index futures and from long positions in silver and crude oil futures as prices in these markets reversed lower after moving higher previously.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor, New York, NY 10048, or your
Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President
Demeter Management Corporation
General Partner


Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE
OF FUTURE RESULTS.

Funds                    Year                Return
Spectrum Balanced
                    1994 (2 months)                -1.7%
                    1995                 22.8%
                    1996                 -3.7%
                    1997 (10 months)                15.1%

               Inception-to-Date Return:          33.9%
               Annualized Return:       10.2%
____________________________________________________________
_________________________

Spectrum Strategic
                    1994 (2 months)                 0.1%
                    1995                 10.5%
                    1996                 -3.5%
                    1997 (10 months)               -2.8%

               Inception-to-Date Return:              3.7%
               Annualized Return:           1.2%
____________________________________________________________
_________________________

Spectrum Technical
                    1994 (2 months)                -2.2%
                    1995                 17.6%
                    1996                 18.4%
                    1997 (10 months)                 1.8%

               Inception-to-Date Return:           38.5%
               Annualized Return:        11.5%




Statements of Operations
For the Month Ended October 31, 1997
(Unaudited)
                                        Dean Witter Spectrum
Balanced

                                        Percent of
                                        October 1, 1997
                                        Beginning
                               Amount   Net Asset Value
                                 $           %
REVENUES
Trading Profit (Loss):
  Realized                     (417,110)              (1.73)
  Net change in unrealized       30,319      0.13

  Total Trading Results        (386,791)              (1.60)
Interest Income (DWR)           107,420      0.44

  Total Revenues               (279,371)      (1.16)

EXPENSES
Brokerage commissions (DWR)      98,423      0.41
Management fees                  25,108      0.10

  Total Expenses                123,531      0.51

NET INCOME (LOSS)              (402,902)              (1.67)



Statements of Changes in Net Asset Value
For the Month Ended October 31, 1997
(Unaudited)
                            Dean Witter Spectrum Balanced
                          Units          Amount    Per Unit
                                           $          $
Net Asset Value,
 October 1, 1997       1,769,684.220    24,103,421    13.62
Net Income (Loss)                  -      (402,902)   (0.23)
Redemptions               (9,010.636)     (120,652)   13.39
Subscriptions             59,697.147       799,345    13.39

Net Asset Value,
  October 31, 1997     1,820,370.731    24,379,212   13.39





The accompanying notes are an integral part of these financial statements.






      Dean Witter Spectrum Strategic           Dean Witter Spectrum Technical
                     Percent of
Percent of
                     October 1, 1997            October 1,
1997
                     Beginning
Beginning
       Amount        Net Asset Value    Amount  Net Asset
Value
           $               %               $           %

     (2,714,610)    (4.53)            (6,857,291)     (4.17)
       (661,566)    (1.10)             8,426,347    5.12

     (3,376,176)    (5.63)             1,569,056    0.95
        206,141      0.34                557,783    0.34

     (3,170,035)    (5.29)             2,126,839    1.29

         382,215     0.64              1,048,118    0.64
        199,851      0.33                548,036    0.33

        582,066      0.97              1,596,154    0.97

     (3,752,101)    (6.26)               530,685    0.32






  Dean Witter Spectrum Strategic      Dean Witter Spectrum Technical
    Units        Amount   Per Unit     Units        Amount       Per Unit
                 $          $                         $            $
5,420,869.364  59,955,298  11.06  11,912,857.479  164,410,683     13.80
            -  (3,752,101) (0.69)              -      530,685      0.05
  (44,487.915)   (461,340) 10.37     (98,755.425)  (1,367,763)    13.85
  169,495.152   1,757,665  10.37     371,083.650    5,139,509     13.85

5,545,876.601  57,499,522  10.37  12,185,185.704  168,713,114    13.85











Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)



1.  Summary of Significant Accounting Policies

Organization , Dean Witter Spectrum Balanced L.P. ("Spectrum Balanced"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity broker for most of the Partnership's transactions is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").

On July 31, 1997, DWR closed the sale of its institutional futures business and foreign currency trading operations to Carr Futures Inc. ("Carr"), a subsidiary of Credit Agricole Indosuez. Following the sale, Carr became the counterparty on the Partnership's foreign currency trades. However, during a transition period of about four months, DWR will continue to perform certain services relating to the Partnership's futures trading including clearance. After such transition period, DWR will continue to serve as a non-clearing commodity broker for the Partnership with Carr providing all clearing services for Partnership transactions.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily Net Assets for the month in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs , Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 49/120 of 1% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)


Brokerage fees for Spectrum Strategic and Spectrum Technical are accrued at a monthly rate of 51/80 of 1% of the Net
Assets as of the first day of each month.

Such fees will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month.
No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)



2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.


3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Co. Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:


Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Strategic and Spectrum Technical.


Incentive Fee , Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)



4.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.